UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VALUECLICK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

92046N102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Scott P. Barlow

Vice President, General Counsel

and Secretary

ValueClick, Inc.

30699 Russell Ranch Road, Suite 250
Westlake Village, California 91362

(818) 575-4500

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve W. Fackler
Chad B. Mead

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7765

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$4,945,621.00	$194.36

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,903,114 shares of Common Stock, $0.001 par value, of ValueClick, Inc. will be purchased pursuant to this offer for an aggregate of $4,945,621.00 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 6 for fiscal 2008, equals $39.30 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

i

Item 1.  Summary Term Sheet.

The information set forth under Section I (“Summary of Terms”) in the “Offer to Purchase For Cash Employee Stock Options Under 2002 Stock Incentive Plan” (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)           The name of the subject company is ValueClick, Inc., a Delaware corporation (the “Company” or “ValueClick”). The address of the Company’s principal executive offices is 30699 Russell Ranch Road, Suite 260, Westlake Village, California 91362 and its telephone number is (818) 575-4500.

(b)           The information set forth under Section I (“Summary of Terms”) and Section III.1 (“General; Eligibility; Offer Expiration Time”) in the Offer to Purchase is incorporated herein by reference.

(c)           The information set forth in the Offer to Purchase under Section III.10 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons.

(a)           The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Purchase under Schedule A: Information Concerning Our Directors and Executive Officers is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)           The information set forth under Item 2(b) above and in the Offer to Purchase under Section I (“Summary of Terms”), Section II (“Risks Of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Cash Payment for Eligible Options”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights”), Section III.6 (“Acceptance of and Payment for Eligible Options”), Section III.7 (“Extension of Offer; Termination; Amendment; Subsequent Offering Period”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b)           The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”).

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e)           The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)           The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.3 (“Purpose”) is incorporated herein by reference.

(b)           The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.3 (“Purpose”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)           The information set forth in the Offer to Purchase under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)           The information set forth in the Offer to Purchase under Section III.15 (“Source and Amount of Consideration”)  is incorporated herein by reference.

(b)           Not applicable.

(d)           Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a)           The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule A: Information Concerning Our Directors and Executive Officers is incorporated herein by reference.

(b)           The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule B: Transactions by Our Directors and Executive Officers is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

(a)           Not applicable.

Item 10.  Financial Statements.

(a)           Not applicable.

(b)           Not applicable.

Item 11.  Additional Information.

(a)           The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)           Not applicable.

Item 12. Exhibits.

(a)(1)       Offer to Purchase For Cash Employee Stock Options Under Stock Incentive Plan, dated August 26, 2008.

(a)(2)       Form of Introductory Letter.

(a)(3)       Letter of Transmittal.

(a)(4)       Form of e-mail to Eligible Employees announcing Offer to Purchase.

(a)(5)       Form of Election Withdrawal Notice.

(a)(6)       Form of Reminder Notice of Expiration of Offer.

(a)(7)       Web Content.

(a)(8)       The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on February 29, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(9)       The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the Securities and Exchange Commission on August 8, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(10)     The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(11)     The Company’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on February 13, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(12)     The Company’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on May 6, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(13)     The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(14)     The Company’s Current Report on Form 8-K filed (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) with the Securities and Exchange Commission on July 17, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(15)     The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(16)     The Company’s Definitive Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on March 20, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(17)     A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission on Form 8-A (File No. 1-31357), as filed on March 28, 2000, under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)           Not applicable.

(d)(1)      1999 Stock Option Plan, as amended, and form of option agreement (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-61278) originally filed with the Securities and Exchange Commission on April 19, 2001).

(d)(2)      2002 Stock Incentive Plan and form of option agreement (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-89396) originally filed with the Securities and Exchange Commission on May 30, 2002).

(d)(3)      2007 Employee Stock Purchase Plan and form of subscription agreement (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-145853) originally filed with the Securities and Exchange Commission on August 31, 2007).

(d)(4)      Key Employee Agreement between ValueClick and James R. Zarley dated February 7, 2008; Key Employee Agreement between ValueClick and Peter Wolfert dated February 7, 2008; Key Employee Agreement between ValueClick and Tom A. Vadnais dated February 7, 2008; Key Employee Agreement between ValueClick and John P. Pitstick dated February 7, 2008; Key Employee Agreement between ValueClick and Scott P. Barlow dated February 7, 2008 (incorporated herein by reference from the Company’s Annual Report on Form 10-K originally filed with the Securities and Exchange Commission on February 29, 2008).

(g)           Not Applicable.

(h)           Not Applicable.

Item 13.  Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2008

VALUECLICK, INC.

By:	/s/ Scott P. Barlow
Scott P. Barlow
Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)       Offer to Purchase For Cash Employee Stock Options Under Stock Incentive Plan, dated August 26, 2008.

(a)(2)       Form of Introductory Letter.

(a)(3)       Letter of Transmittal.

(a)(4)       Form of e-mail to Eligible Employees announcing Offer to Purchase.

(a)(5)       Form of Election Withdrawal Notice.

(a)(6)       Form of Reminder Notice of Expiration of Offer.

(a)(7)       Web Content.

(a)(8)       The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on February 29, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(9)       The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the Securities and Exchange Commission on August 8, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(10)     The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(11)     The Company’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on February 13, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(12)     The Company’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on May 6, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(13)     The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(14)     The Company’s Current Report on Form 8-K filed (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) with the Securities and Exchange Commission on July 17, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(15)     The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(16)     The Company’s Definitive Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on March 20, 2008 (File No. 1-31357) (incorporated herein by reference).

(a)(17)     A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission on Form 8-A (File No. 1-31357), as filed on March 28, 2000, under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)           Not applicable.

(d)(1)      1999 Stock Option Plan, as amended, and form of option agreement (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-61278) originally filed with the Securities and Exchange Commission on April 19, 2001).

(d)(2)      2002 Stock Incentive Plan and form of option agreement (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-89396) originally filed with the Securities and Exchange Commission on May 30, 2002).

(d)(3)      2007 Employee Stock Purchase Plan and form of subscription agreement (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-145853) originally filed with the Securities and Exchange Commission on August 31, 2007).

(d)(4)      Key Employee Agreement between ValueClick and James R. Zarley dated February 7, 2008; Key Employee Agreement between ValueClick and Peter Wolfert dated February 7, 2008; Key Employee Agreement between ValueClick and Tom A. Vadnais dated February 7, 2008; Key Employee Agreement between ValueClick and John P. Pitstick dated February 7, 2008; Key Employee Agreement between ValueClick and Scott P. Barlow dated February 7, 2008 (incorporated herein by reference from the Company’s Annual Report on Form 10-K originally filed with the Securities and Exchange Commission on February 29, 2008).

(g)           Not Applicable.

(h)           Not Applicable.